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                                                                 Exhibit (a)(99)

           Western Resources(R)


Many KCPL shareowners have asked for
easy-to-understand, but thorough
information about our offer. We hope the enclosed materials address your questions and concerns.

First, please read the letter from Western
Resources' CEO John Hayes. Then follow the steps numbered 1, 2, 3.

Step 1. The first document supplies you
with answers to many of the questions we have been asked about tendering your shares.

Step 2. The second document provides you with information about Western Resources' financial strength and vision.

Step 3. Now, just call your broker to
instruct them to tender your shares.

Our goal is to keep you informed while
bringing this matter to an end as quickly as possible and begin the future of an exciting new company.

So, please read the material, follow the instructions, and let us know if you have questions.

It is as easy as 1, 2, 3.